Exhibit 4.5

Company Order
(IP INDENTURE)
October 30, 2019
The Bank of New York Mellon Trust Company, N.A.,
as Trustee
2 N. LaSalle Street, Suite 700
Chicago, Illinois 60602
Attention: Corporate Trust
Ladies and Gentlemen:
Application is hereby made to The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee (the “Trustee”), under the Indenture dated as of June 1, 2006 (as amended and supplemented, the “Indenture”) between Ameren Illinois Company (as successor to Illinois Power Company), an Illinois corporation (the “Company”), and the Trustee for (a) the execution of the Fourth Supplemental Indenture dated as of October 15, 2019 (the “Fourth Supplemental Indenture”), pursuant to the provisions of Article XIII of the Indenture, and (b) the authentication and delivery of $42,000,000 aggregate principal amount of Senior Notes Series CILCO-AA (the “Notes”), in registered form without coupons, to be registered in the name of The Bank of New York Mellon Trust Company, N.A., as trustee under the Indenture of the Company (as successor to Central Illinois Light Company) dated as of June 1, 2006 (as amended and supplemented, the “CILCO Indenture”), pursuant to the provisions of Article II of the Indenture. All capitalized terms not defined herein that are defined in the Indenture shall have the same meaning as used in the Indenture.
In connection with this Company Order, there are delivered to you herewith the following:

1.
Certified copies of the resolutions adopted by the Board of Directors of the Company authorizing the execution of the Fourth Supplemental Indenture and the authentication and delivery of the Notes pursuant to Sections 2.05(c)(1) and 13.01 of the Indenture;

2.	Opinions of Counsel pursuant to Sections 2.05(c)(2) and 13.05 of the Indenture;

3.	Independent Expert’s Certificate pursuant to Section 2.05(c)(3) of the Indenture;

4.	Officers’ Certificate pursuant to Sections 2.05(c)(4) and 13.05 of the Indenture;

5.	Six (6) counterparts of the Fourth Supplemental Indenture executed by the Company;

6.	A certificate representing the Notes executed on behalf of the Company in accordance with the terms of Section 2.05(a) of the Indenture; and

7.
Pursuant to Section 2.05(c)(3) of the Indenture, the Company’s Senior Note Mortgage Bonds designated “First Mortgage Bonds, Senior Note Series CILCO-AA” (the “Bonds”) in the principal amount of $42,000,000 relating to the Bonds, fully registered in the name of the Trustee in trust for the benefit of the Holders from time to time of the Notes.
You are hereby instructed to (i) authenticate the Notes, and deliver them to The Bank of New York Mellon Trust Company, N.A., as trustee under the CILCO Indenture, and (ii) execute the Fourth Supplemental Indenture in the counterparts provided and to return all but one counterpart to Craig W. Stensland, 1901 Chouteau, P.O. Box 66149 (MC 1310), St Louis, MO 63166-6149.

Please acknowledge receipt of the Fourth Supplemental Indenture, the Notes, the instructions referred to above and the supporting documentation pursuant to the Indenture referred to above (including the Bonds in trust for the benefit of the Holders).

Very truly yours,

Ameren Illinois Company

By:	/s/ Darryl T. Sagel
Name: Darryl T. Sagel
Title: Vice President and Treasurer

Receipt from the Company of the Fourth Supplemental Indenture, the Notes, certain instructions related thereto and the supporting documentation pursuant to the Indenture (including the Bonds in trust for the benefit of the Holders) in connection with the authentication and delivery of the Notes is hereby acknowledged.

The Bank of New York Mellon Trust Company, N.A., as Trustee

By:	/s/ Karen Yu
Name: Karen Yu
Title: Vice President

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